                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                              Synsorb Biotech Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      Common Stock, no par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   87160V-10-4
                           --------------------------
                                 (CUSIP Number)

   Dr. Anders Hove, Grafenauweg 4, 6301 Zug CH/Switzerland, 011-41-41-724-5959
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                    Copy to:

     Daniel L. Goelzer, Esq., Baker & McKenzie, 815 Connecticut Ave., N.W.,
     -----------------------------------------------------------------------
                      Washington, DC 20006 (202) 452-7000
                      -----------------------------------

                                January 23, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87160V-10-4                                                Page 2 of 5





================================================================================
 1       Name of Reporting Person:    BB Biotech AG
         S.S. or I.R.S. Identification No. of Above
         Person: Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC Use Only

--------------------------------------------------------------------------------
 4       Source of Funds
                                    N/A
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization
                                  Switzerland
--------------------------------------------------------------------------------
 7       Sole Voting Power

                                       -0-
--------------------------------------------------------------------------------
 8       Shared Voting Power

                                       -0-
--------------------------------------------------------------------------------
 9       Sole Dispositive Power
                                       -0-
--------------------------------------------------------------------------------
 10      Shared Dispositive Power

                                       -0-
--------------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                       -0-

--------------------------------------------------------------------------------
 12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

--------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

                                       -0- percent
--------------------------------------------------------------------------------

 14      Type of Reporting Person
                                       HC, CO
--------------------------------------------------------------------------------

 SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87160V-10-4                                                Page 3 of 5






================================================================================
 1       Name of Reporting Person:    Biotech Target S.A.
         S.S. or I.R.S. Identification No. of Above
         Person: Not applicable: Foreign Corporation
--------------------------------------------------------------------------------
 2       Check the Appropriate Box if a Member of a Group                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3       SEC Use Only

--------------------------------------------------------------------------------
 4       Source of Funds
                                    N/A
--------------------------------------------------------------------------------
 5       Check Box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
 6       Citizenship or Place of Organization
                                  Panama
--------------------------------------------------------------------------------
 7       Sole Voting Power

                                       -0-
--------------------------------------------------------------------------------
 8       Shared Voting Power

                                       -0-
--------------------------------------------------------------------------------
 9       Sole Dispositive Power
                                       -0-
--------------------------------------------------------------------------------
 10      Shared Dispositive Power

                                       -0-
--------------------------------------------------------------------------------
 11      Aggregate Amount Beneficially Owned by Each Reporting Person
                                       -0-

--------------------------------------------------------------------------------
 12      Check Box if the Aggregate Amount in Row (11) Excludes Certain
         Shares                                                              [ ]

--------------------------------------------------------------------------------
 13      Percent of Class Represented by Amount in Row (11)

                                       -0- percent
--------------------------------------------------------------------------------
 14      Type of Reporting Person
                                       CO

--------------------------------------------------------------------------------

 SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 87160V-10-4                                                Page 4 of 5


        This statement hereby amends the Schedule 13D filed jointly by BB Biotech AG and Biotech Target S.A. on February 10, 1998 (as amended the "Schedule 13D"), with respect to the Common Stock, no par value (the "Common Stock"), of Synsorb Biotech, Inc. (the "Company").

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended to read as follows:

        (a)-(b)See cover page.

        (c) Since January 23, 2001, Biotech Target engaged in the following transactions with respect to the Common Stock. Each of these transactions was completed on the NASDAQ stock market.

        DATE          TRANSACTION           AMOUNT               PRICE PER SHARE
        ------------------------------------------------------------------------
        1/23/01       Sold                  200,000              $1.19
        1/24/01       Sold                  100,000              $1.19
        1/25/01       Sold                  100,000              $1.06
        1/29/01       Sold                  200,000              $1.12
        1/30/01       Sold                  100,000              $1.19
        1/31/01       Sold                1,415,810              $1.12

        (d)    Not Applicable.

        (e) On January 23, 2001, BB Biotech and Biotech Target ceased to be beneficial owners of five percent or greater of the Common Stock.

CUSIP No. 87160V-10-4                                                Page 5 of 5

                                   SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   BB BIOTECH AG

        Date:  February 8, 2001                    By:    /s/ A. Hove
                                                   Name:  A. Hove
                                                   Title: Signatory Authority



        Date:  February 8, 2001                    By:    /s/ D. Racnjak
                                                   Name:  D. Racnjak
                                                   Title: Signatory Authority



                                                   BIOTECH TARGET, S.A.


        Date:  February 8, 2001                    By:    /s/ A. Hove
                                                   Name:  A. Hove
                                                   Title: Signatory Authority



        Date:  February 8, 2001                    By:    /s/ D. Racnjak
                                                   Name:  D. Racnjak
                                                   Title: Signatory Authority